FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1. Press release dated October 29, 2004, regarding the CashTender Offer of the Company

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M. José Rodríguez - Florencia Acosta

Telefónica CTC Chile

Tel.: 562-691-3867

Fax: 562-691-2392

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

Compañia de telecomunicaciones de Chile Announces Cash Tender Offer
Seeks to Purchase Approximately $200 Million of Outstanding Notes

NEW YORK, October 29, 2004 - Compañía de Telecomunicaciones de Chile S.A. ("Telefónica CTC Chile" or the "Company") (NYSE: CTC) today announced it has commenced cash tender offers for approximately $200 million aggregate principal amount of specified series of its outstanding debt.

"This tender works to reduce Telefónica CTC Chile's leverage and annual interest expense" said Julio Covarrubias, CFO. "We will fund the tender offer with proceeds from the sale of the mobile business unit and with operating cash flow. This debt reduction also fulfills the commitment we made to lenders as part of the waivers we obtained from them for the sale of our mobile business."

The tender offers consist of two separate offers: an Any and All Offer and a Maximum Tender Offer, both made pursuant to an Offer to Purchase dated today which sets forth a more comprehensive description of the terms of the tender offers.

In the Any and All Offer, Telefónica CTC Chile is offering to purchase any and all of the approximately $188 million outstanding 7.625% Notes due 2006 as listed in the table below.

In the Maximum Tender Offer, Telefónica CTC Chile is offering to purchase, under certain conditions, up to the Maximum Tender Amount of the 7.625% Notes due 2006 and the 8.375% Notes due 2006 as listed in the table below.

The table below indicates each series of notes included in the tender offers.
CUSIP/ ISIN Numbers	Title of Security	Principal Amount Outstanding (US$)
Offer for Notes Listed Below: Any and All Offer
204449-AB-8 US204449AB87	7.625% Notes due July 15, 2006	$187,685,000
Offer for Notes Listed Below: Maximum Tender Offer
204449-AB-8 US204449AB87	7.625% Notes due July 15, 2006	$187,685,000
204449-AC-6 US204449AC60	8.375% Notes due January 1, 2006	$200,000,000

The Maximum Tender Amount, which is the amount used to purchase notes in the Maximum Tender Offer, will be equal to the difference between $200 million and the principal amount of notes purchased through the Any and All Offer. The amounts of each series of notes that are purchased in the Maximum Tender Offer may be prorated as set forth in the Offer to Purchase.

The Any and All Offer is scheduled to expire at 5:00 p.m. EDT, on November 9, 2004, unless extended. Holders of notes subject to the Any and All Offer must tender and not withdraw their notes before its expiration date to receive the any and all tender offer consideration.

Holders of notes subject to the Maximum Tender Offer must tender and not withdraw their notes on or before the early tender date, which is 5:00 p.m. EDT, on November 18, 2004, unless extended, to receive the early maximum tender offer consideration. Holders of notes subject to the Maximum Tender Offer who tender their notes after the early tender date and do not withdraw their notes before its expiration date will receive the maximum tender offer consideration. Holders of notes subject to the Maximum Tender Offer who tender their notes on or before the early tender date may not withdraw their notes after the early tender date except in the limited circumstances described fully in the Offer to Purchase.

The any and all tender offer consideration and the early maximum tender offer consideration for each $1,000 principal amount of notes tendered and accepted for payment pursuant to the tender offers will be determined in the manner described in the Offer to Purchase by reference to a fixed spread specified for the notes over the yield based on the bid side price of the U.S. Treasury Security specified on the cover page of the Offer to Purchase, as calculated by the dealer manager at 2:00 p.m. EST, on November 5, 2004 and November 29, 2004, which are the second business days before the applicable expiration date for the offers. For the early maximum tender offer consideration, $10 per $1,000 principal amount of notes will be considered the early tender fee. The maximum tender offer consideration will be the early maximum tender offer consideration minus the early tender fee of $10. In addition to the applicable tender offer consideration, accrued interest up to, but not including, the settlement date will be paid in cash on all validly tendered notes accepted in the tender offers. The settlement dates for the Any and All Offer and the Maximum Tender Offer will follow promptly after the applicable expiration dates and currently are expected to be Friday, November 12, 2004 and Friday, December 3, 2004, respectively.

Telefónica CTC Chile has retained Citigroup Global Markets Inc. to serve as dealer manager, and Global Bondholder Services Corporation to serve as the depositary agent and information agent for the tender offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 470-4300 or (212) 430-3774 or in writing at 65 Broadway - Suite 704, New York, NY, 10006. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at (800) 558-3745.

The press release is not a tender offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the Offer to Purchase. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed made on behalf of the Company by Citigroup Global Markets Inc., or one or more registered brokers or dealers under the laws of such jurisdiction.

"Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission,value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/_ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer